                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CAMDEN PROPERTY TRUST
                                (Name of Issuer)

             Common Shares of Beneficial Interest, $0.01 par value
                         (Title of Class of Securities)

                                   133131102
                                 (CUSIP Number)

                               William R. Cooper
                                9507 Meadowbrook
                              Dallas, Texas  75220
                                 (214) 891-2100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 15, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


-----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 9 Pages

                                 SCHEDULE 13D
CUSIP NO. 133131102                                        PAGE 2 OF 9 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William R. Cooper
      ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                    334,025

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                     1,648,436
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                                    334,025

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                     1,648,436

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,982,461

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 133131102                                        PAGE 3 OF 9 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PGI Associates, L.P.
      75-2555459
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ ]
      (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                        -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                     1,407,495
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                                        -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                     1,407,495

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,407,495

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 133131102                                        PAGE 4 OF 9 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Texas PGI, Inc.
      75-1393275
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                        -0-

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                                                     1,407,495
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                                                        -0-

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                                                     1,407,495

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,407,495

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Camden Property Trust, a Texas real estate investment trust (the "Company"). The address of the principal executive offices of the Company is 3200 Southwest Freeway, Suite 1500, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by William R. Cooper, PGI Associates, L.P., a Texas limited partnership ("PGI"), and Texas PGI, Inc., a Texas corporation ("Texas PGI"), which is the general partner of PGI. Mr. Cooper is the controlling shareholder of Texas PGI. (Mr. Cooper, PGI, and Texas PGI are collectively referred to as the "Reporting Persons.")

         The address of Mr. Cooper is 9507 Meadowbrook, Dallas, Texas 75220. The business address of PGI and Texas PGI is 7557 Rambler Road, Suite 700, Dallas, Texas 75231.

         Mr. Cooper is presently a Trust Manager of the Company. The Company is a self-administered and self-managed Texas real estate investment trust engaged in the acquisition, renovation, construction, development and management of multifamily properties. PGI's principal business is to hold Common Shares on behalf of PGI's limited partners. Texas PGI's principal business is to act as general partner of PGI.

         None of the Reporting Persons during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Cooper is a United States citizen.

         Attached as Appendix A hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Texas PGI. To Texas PGI's knowledge, each of the directors and executive officers of Texas PGI is a United States citizen, and none of such directors and executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                              Page 5 of 9 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger dated December 16, 1996 between the Company, Camden Subsidiary, Inc. and Paragon Group, Inc. ("Paragon"), which was approved by the shareholders of the Company and Paragon on April 15, 1997, Paragon merged with and into Camden Subsidiary, Inc. and each share of common stock, par value $0.01 per share, of Paragon was converted into the right to receive 0.64 Common Shares of the Company (the "Merger"). As a result of the Merger, all shares of Paragon common stock and units of limited partnership of Paragon Group, L.P. (previously redeemable for Paragon common stock) beneficially owned by the Reporting Persons prior to the Merger have been converted to Common Shares and units of Camden Operating, L.P. (which are redeemable for Common Shares, at the option of the Company (the "Units")). Immediately following the Merger, Mr. Cooper became a Trust Manager of the Company and received an additional 2,000 shares from the Company.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the Common Shares in connection with the Merger described above in Item 3. The Reporting Persons intend to hold the Common Shares for investment. The Reporting Persons may, however, from time to time, in the ordinary course of their business, and, in the case of PGI, on behalf of itself or its partners, respectively, invest in additional Common Shares or may engage, depending upon market conditions and other factors deemed relevant, in a sale or other disposition of all or a portion of the Common Shares being reported herein.

         The Reporting Persons have no present plans or proposals that relate to or would result in (a) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (b) a sale or transfer of any of the Company's assets, (c) a change in the present Board of Trust Managers or management of the Company, (d) a change in the present capitalization or dividend policy of the Company or any other material change in the Company's business or organizational structure, (e) changes in the Company's Declaration of Trust or bylaws, (f) the delisting or deregistration of any of the Company's securities, or (g) any action similar to that described in (a)-(f) above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         The Company reported in its Form S-3 (Registration No. 333-25637), as filed with the Securities and Exchange Commission on April 22, 1997, that at April 15, 1997, 26,320,099 Common Shares were issued and outstanding. Mr. Cooper beneficially owns 1,982,461 Common Shares, which consists of (i) 312,047 Common Shares and Units owned directly by Mr. Cooper; (ii) 21,978 Units held by WRC Holdings, Inc., a Texas corporation in which Mr. Cooper is the President and sole shareholder; (iii) 1,407,495 Units held by PGI, the general partner of which is Texas PGI, which, in turn, is controlled by Mr. Cooper; and (iv) 240,941 Units held by Gateway Mall Associates I, L.P., a Missouri limited partnership ("Gateway"), in





                              Page 6 of 9 Pages
which Mr. Cooper serves as a managing partner of the general partner of the general partner of Gateway. Mr. Cooper is deemed to beneficially own approximately 7.1% of the issued and outstanding Common Shares (assuming redemption of all the Units beneficially owned by Mr. Cooper in exchange for Common Shares).

         PGI and Texas PGI beneficially own 1,407,495 Common Shares, which is approximately 5.1% of the issued and outstanding Common Shares (assuming redemption of all the Units held by PGI in exchange for Common Shares).

         Mr. Cooper has sole voting and dispositive power over (i) the 312,047 Common Shares beneficially owned by him individually and (ii) the 21,978 Common Shares he beneficially owns through WRC Holdings, Inc. Texas PGI as the general partner of PGI, and Mr. Cooper, as the controlling shareholder of Texas PGI, are deemed to have shared voting and dispositive power over the 1,407,495 Common Shares they beneficially own through PGI. Mr. Cooper is deemed to have shared voting and dispositive power with Lewis A. Levey over the 240,941 Common Shares he beneficially owns through Gateway by virtue of the fact that they serve as co-managing partners of the general partner of the general partner of Gateway. The information required by Item 2 with respect to Mr. Levey, who is also a Trust Manager of the Company and a managing director of Texas PGI, is discussed in Item 2 and Appendix A.

         None of the Reporting Persons has engaged in any transaction in the Common Shares within the past sixty days, other than in connection with the acquisition of the Common Shares reported hereby. No person other than the respective Reporting Person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Shares beneficially owned by the Reporting Persons.

         Information regarding the number and percentage of Common Shares beneficially owned by the directors and executive officers of Texas PGI is set forth on Appendix A, which is attached hereto and incorporated herein by reference. Texas PGI disclaims beneficial ownership of any Common Shares beneficially owned by its directors and executive officers.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or with any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 10.1      Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)





                              Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Date:  April 25, 1997                       /s/ William R. Cooper
                                            ------------------------------
                                            William R. Cooper




                                            PGI Associates, L.P.
                                            By:  Texas PGI, Inc.
                                            Its:  General Partner


                                            By:   /s/ William R. Cooper
                                               ------------------------------
                                            Name: William R. Cooper
                                            Title: President


                                            Texas PGI, Inc.



                                            By: /s/ William R. Cooper
                                               ------------------------------
                                            Name: William R. Cooper
                                            Title: President





                              Page 8 of 9 Pages

                                   Appendix A


Name of Director
or Executive Officer                                                                 Number of Common
and Business or                            Principal Occupation                      Shares of the Company
Residential Address                        or Employment                             Beneficially Owned
-------------------                        -------------                             ------------------
William R. Cooper                          Trust Manager                             1,982,461 (7.1%)
9507 Meadowbrook                           Camden Property Trust
Dallas, Texas  75220                       Houston, Texas

Jerry J. Bonner                            Secretary & Treasurer                     16,184 (*)
7557 Rambler Road, Suite 700               Texas PGI, Inc.
Dallas, Texas  75231                       Dallas, Texas

Lewis A. Levey                             Trust Manager                             312,933 (1.2%)
12400 Olive Blvd., Suite 100               Camden Property Trust
St. Louis, Missouri  63141                 Houston, Texas

Don M. Shine                               Managing Director                         49,114 (*)
7557 Rambler Road, Suite 700               Texas PGI, Inc.
Dallas, Texas  75231                       Dallas, Texas

Steven A. Means                            Managing Director                              --
7557 Rambler Road, Suite 700               Texas PGI, Inc.
Dallas, Texas  75231                       Dallas, Texas

Jeffrey B. Allen                           Vice President                                 --
25B Technology Drive, 2d Floor             Security Capital Pacific
Irvine, CA  92618                          25B Technology Drive, 2d Floor
                                           Irvine, California  92618
                                           (a real estate management firm)

* Less than 1%





                              Page 9 of 9 Pages

                                 EXHIBIT INDEX



EXHIBIT 10.1          Joint Filing Agreement